NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:	PACCAR Inc.
NAME OF PERSON RELYING ON EXEMPTION:	Calvert Research and Management
ADDRESS OF PERSON RELYING ON EXEMPTION:	Calvert Research and Management 2050 M Street NW Suite 200 Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities and Exchange Act of 1934.

PACCAR Inc (PCAR)

Proposal Proponent: Calvert Research and Management

Kimberly Stokes

Executive Director, Corporate Engagement

kstokes@calvert.com

In 2023, Calvert Research and Management filed a similar proposal and received 47.4% support, indicating substantial shareholder interest in this matter. Despite this support from shareholders, the company has not taken action to address any misalignments between its lobbying activities and the Paris Agreement objectives.

Resolution: Shareholders request that the Board of Directors annually conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if, and how, PACCAR Inc. lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the goal of the Paris Agreement to limit average global warming to “well below” 2°C above pre-industrial levels, and to pursue efforts to limit temperature increase to 1.5°C, and how PACCAR plans to mitigate the risks presented by any misalignment. In evaluating the degree of alignment, PACCAR should consider not only its policy positions and those of organizations of which PACCAR is a member, but also the actual lobbying and policy influence activities.

Summary:

•	Corporate lobbying that is inconsistent with the Paris Agreement presents increasingly material risks to companies and their shareholders.
•	Delays in the implementation of the Paris Agreement increase the physical risks of climate change, pose a systemic risk to economic stability, and introduce uncertainty and volatility into our portfolios.
•	Increasingly, investors view progress in reducing greenhouse gas (“GHG”) emissions as an imperative to discharging their fiduciary duties, as climate scenarios of 3°C or more equal market chaos.1

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in PACCAR’s proxy statement.

•	Within this broad context, the market for trucks is evolving quickly, with demand for electric vehicles predicted to increase significantly in the years ahead.2
•	A lack of clarity on the company’s policy positions and those of its trade associations regarding this evolution may undermine investor confidence in PACCAR’s ability to make the necessary transition.
•	A regulatory environment that facilitates the transition to zero emissions trucks and thereby accelerates the trucking fleet turnover provides a growth opportunity.
•	We believe that Paris-aligned climate lobbying helps to mitigate risk and contributes positively to the long-term value of our investment portfolios. Unfortunately, trade association lobbying on behalf of companies too often presents obstacles to progress in creating a conducive environment for real economy decarbonization.
•	Allowing its trade association to slow progress on climate policy while the company continues relying on diesel-powered trucks may put it out of line with market trends.
•	To date, PACCAR has not articulated an aggressive strategy for ramping up zero emissions trucks production or sales outside of general Scope 3 reduction targets—lagging peers Volvo Trucks and Daimler with regard to goals for zero-emissions truck sales. These peers disclose reduction targets and their pathway to achieve those targets in more detail than PACCAR.
•	PACCAR has provided a commitment or position statement to conduct its engagement activities in line with the goals of the Paris Agreement.3 For shareholders to properly assess the consistency of the company’s direct and indirect policy advocacy efforts with such a commitment, the company should publicly disclose the relevant policy activities that it and the trade associations that PACCAR is a member of undertake while describing if and how they align with the goals of the Paris Agreement and how PACCAR identifies any misalignments.

PACCAR’s Lobbying Disclosure:

In its opposition statement,4 PACCAR points to its disclosure in its environmental report to CDP of the company’s direct and indirect lobbying activities and those activities’ alignment with the Paris Agreement.5 The company highlights its high marks from CDP. However, this disclosure lacks specificity and still doesn’t adequately address the company’s assessment of the alignment of the full range of direct and indirect policy activities that the company has undertaken.

In describing engagement with policymakers on various policies, laws, or regulations that may impact the climate, PACCAR provides boilerplate language:

“PACCAR engages with United States/EU government agencies and policymakers seeking public comment and technical input on legislative, regulatory, and other public policy issues effecting [affecting] supply chains, manufacturing, sales, and operations of medium- and heavy-duty commercial vehicles. This public input is vital for elected officials and career civil servants who rely on the expertise of engineers, scientists, economists, business analysts, and other industry professionals to ensure that the public policies they are pursuing will achieve positive real-world outcomes and avoid negative unintended consequences.”

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in PACCAR’s proxy statement.

The company does not provide important details that describe whether and how these activities are aligned with rapid and effective decarbonization.

The Staff of the SEC’s Division of Corporation Finance rejected the company’s request to exclude a similar shareholder proposal from Calvert last year, agreeing that the company had not substantially implemented the proposal request.6 The resolution went on to receive support from 47.4% of shareholders, but the company has not made any progress in response to this significant vote. Although the company’s most recent disclosure lists names of select policies, laws, and regulations, PACCAR has still not provided the details that investors need to understand if the company and its engagement on these policies, laws, and regulations is aligned with the goals of the Paris Agreement, and, importantly, the company does not disclose its efforts to identify and address any misalignment, which our proposal requests.

Reflecting this lack of progress and a lack of disclosure regarding alignment, InfluenceMap, which analyzes corporate public policy activities, has consistently rated PACCAR amongst the lowest-performing US companies in its evaluation of climate policy engagement activities. In its latest assessment of PACCAR’s climate lobbying activities, conducted in Q3 of 2023, InfluenceMap downgraded PACCAR’s rating from a D+ to a D and continued to cite concerns with the company’s incomplete disclosure on its direct and indirect lobbying-related efforts.7 This was the case despite the significant support that our shareholder proposal on the subject received at the company’s annual meeting in 2023.

Background

PACCAR has provided a public statement indicating that its government relations policies support the achievement of science-based targets that align with the goals of the Paris Agreement. However, PACCAR has not fully identified its specific policy engagement and activities on rules or legislation that would demonstrate this commitment to conduct engagement activities in line with the goals of the Paris Agreement. PACCAR simply asserts, without much proof, that its lobbying and the lobbying of its trade associations are aligned with the goals of the Paris Agreement.

Our shareholder proposal requests an analysis of whether and how lobbying activities align with the Paris Agreement. This requires that PACCAR set forth information regarding its stated positions, including its actual lobbying activities as well as those of its trade associations and an explanation of whether and how those activities support the achievement of the Paris Agreement’s goals. It has not taken these steps.

In its disclosures, PACCAR does not identify any specific activities on legislation or regulations on which it has lobbied or the positions it took, which is a necessary part of an alignment analysis. Even though PACCAR has disclosed that it made a public commitment to lobby for policies supporting the Paris Agreement, it has, in fact, engaged in lobbying that is inconsistent with meeting the Paris Agreement’s temperature goal.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in PACCAR’s proxy statement.

There are numerous examples in the public record, summarized in a report from InfluenceMap, of the company, or more often, its trade association, the Truck and Engine Manufacturers Association (EMA), opposing state and federal policy or regulatory proposals to reduce GHG emissions and speed the adoption of zero emissions trucks.8 Ford, an industry leader, made the decision to leave EMA due to misalignment with the company’s climate goals.9

The EMA has strongly lobbied against the EPA Phase 3 heavy-duty vehicle emissions truck rule opposing efforts to strengthen GHG regulations, 10 and PACCAR has publicly supported this position. 11 In contrast, several manufacturers who have committed to reducing emissions lobbied against the EMA’s position and supported a strong EPA Phase 3 rule. 12

Again, if PACCAR and its trade associations oppose the goals of the Paris Agreement or have a clear view of how regulation could make the transition to zero emissions trucks more likely to succeed, the company should say so and describe the policy activities it supports.

With United States federal rulemaking processes relating to heavy-duty vehicles’ GHG emissions underway and the adoption of efforts in states such as California’s Advanced Clean Fleet rule, the company’s and its trade associations’ roles in policy and regulatory activity are particularly important. Strong federal and state policies will play a critical role in driving widespread electrification, which will be necessary to meet climate, public health, and equity goals, and will level the playing field for manufacturers committed to electrification.

1 https://www.unepfi.org/themes/climate-change/the-climate-risk-landscape/

2 https://assets.bbhub.io/professional/sites/24/2431510_BNEFElectricVehicleOutlook2023_ExecSummary.pdf

3 https://s202.q4cdn.com/173635405/files/doc_downloads/ESG/2024/tcfd-cdp-climate-report-feb-2024.pdf

4 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000075362/9907141e-e761-40aa-98b0-5cb5e1889325.pdf

5 https://s202.q4cdn.com/173635405/files/doc_downloads/ESG/2024/tcfd-cdp-climate-report-feb-2024.pdf

6 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/calvertpaccar030923-14a8.pdf

7 https://lobbymap.org/company/PACCAR-48e918779dd0d348cd39c7cd0cbf77b8/projectlink/PACCAR-in-Climate-Change-ff939962b600f88fd0826821352a411b

8 https://influencemap.org/report/US-Heavy-Duty-Transport-Climate-Change-20434

9 POLITICO Pro | Article | Ford leaves manufacturing group that opposes truck rules

10 https://downloads.regulations.gov/EPA-HQ-OAR-2022-0985-2668/attachment_1.pdf

11 https://www.regulations.gov/comment/EPA-HQ-OAR-2022-0985-1607

12 Ford, Cummins and others break with industry to support strong EPA truck rule (electrek.co)